ARBOR COURT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Beginning Balance - Restated	$	240,219
Net Income		36,971
Distributions		(61,138)
Ending Balance	$	216,052

See accompanying notes to financial statements.